UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SunCom Wireless Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

86722Q108

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86722Q108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sirios Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 71,440

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 71,440

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,440 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sirios Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 251,590

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 251,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 251,590 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sirios/QP Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 489,540

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 489,540

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 489,540 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sirios Focus Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 83,900

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 83,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,900 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sirios Overseas Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 647,140

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 647,140

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 647,140 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sirios Overseas Fund II, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 43,440

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 43,440

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,440 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vitruvius SICAV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 58,180

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 58,180

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,180 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sirios Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,645,230

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,645,230

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,645,230 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 2.6%

12.	Type of Reporting Person (See Instructions) IA, PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sirios Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,645,230

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,645,230

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,645,230 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 2.6%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John F. Brennan, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,645,230

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,645,230

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,645,230 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 2.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer The name of the issuer is Suncom Wireless Holdings, Inc. (the “Company”).
(b)	Address of Issuer’s Principal Executive Offices The Company’s principal executive offices are located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312.

Item 2.
(a)	Name of Person Filing
(i) Sirios Capital Partners, L.P., a Delaware limited partnership (“SCP I”), with respect to the shares of Class A Common Stock directly owned by it;
(ii) Sirios Capital Partners II, L.P., a Delaware limited partnership (“SCP II”), with respect to the shares of Class A Common Stock directly owned by it;
(iii) Sirios/QP Partners, L.P., a Cayman Islands exempted limited partnership (“SQP”), with respect to the shares of Class A Common Stock directly owned by it;
(iv) Sirios Focus Partners, L.P., a Cayman Islands exempted limited partnership (“SFP”), with respect to the shares of Class A Common Stock directly owned by it;
(v) Sirios Overseas Fund, Ltd., a Cayman Islands company (“SOF I”), with respect to the shares of Class A Common Stock directly owned by it;
(vi) Sirios Overseas Fund II, Ltd., a Cayman Islands company (“SOF II”), with respect to the shares of Class A Common Stock directly owned by it;
(vii) Vitruvius SICAV, a Société d’Investissement à Capital Variable organized under the laws of Luxembourg (“VS”), with respect to the shares of Class A Common Stock directly owned by it;

(viii) Sirios Capital Management, L.P., a Delaware limited partnership (“SCM”), which serves as investment manager to SCP I, SCP II, SQP, SFP, SOF I, SOF II, and VS, with respect to the shares of Class A Common Stock directly owned by SCP I, SCP II, SQP, SFP, SOF I, SOF II, and VS;

(ix) Sirios Associates, L.L.C., a Delaware limited liability company (“SA”), which is the general partner of SCM, with respect to the shares of Class A Common Stock directly owned by SCP I, SCP II, SQP, SFP, SOF I, SOF II, and VS; and

(x) John F. Brennan, Jr., sole managing member of SA, with respect to the shares of Class A Common Stock directly owned by SCP I, SCP II, SQP, SFP, SOF I, SOF II, and VS.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)

Address of Principal Business Office or, if none, Residence
The address of the business office of SCP I, SCP II, SCM, SA and Mr. Brennan is One International Place, Boston, Massachusetts 02110-2649.  The address of the registered office of the SQP, SFP, SOF I and SOF II is c/o Goldman Sachs (Cayman) Trust, Limited, 2nd Floor, Harbour Centre, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, B.W.I.  The address of the registered office of VS is 11, rue Aldringen, L-1118, Luxembourg.

(c)

Citizenship
SCP I, SCP II and SCM are limited partnerships organized under the laws of the State of Delaware. SQP and SFP are exempted limited partnerships organized under the laws of the Cayman Islands. SOF I and SOF II are companies organized under the laws of the Cayman Islands. SA is a limited liability company organized under the laws of the State of Delaware. VS is a “Société d’Investissement à Capital Variable” organized under the laws of Luxembourg.  Mr. Brennan is a United States citizen.

	(d)	Title of Class of Securities Class A Common Stock, par value $0.01 per share (the “Common Stock”).
	(e)	CUSIP Number CUSIP No. 86722Q108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
A. Sirios Capital Partners, L.P.
	(a)		Amount beneficially owned: 71,440
(b)

Percent of class:

0.1%.

The percentages used herein and in the rest of Item 4 are calculated based upon the 62,983,940 shares of Common Stock issued and outstanding as of October 31, 2005 as reflected in the Company’s Form 10-Q for the fiscal quarterly period ended September 30, 2005.

	(c)		Number of shares as to which the person has:
	(i)		Sole power to vote or to direct the vote -0-
	(ii)		Shared power to vote or to direct the vote 71,440
	(iii)		Sole power to dispose or to direct the disposition of -0-
	(iv)		Shared power to dispose or to direct the disposition of 71,440

B. Sirios Capital Partners II, L.P.
(a)	Amount beneficially owned: 251,590
(b)	Percent of class: 0.4%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 251,590
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 251,590
C. Sirios/QP Partners, L.P.
(a)	Amount beneficially owned: 489,540
(b)	Percent of class: 0.8%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 489,540
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 489,540
D. Sirios Focus Partners, L.P.
(a)	Amount beneficially owned: 83,900
(b)	Percent of class: 0.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 83,900
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 83,9000
E. Sirios Overseas Fund, Ltd.
(a)	Amount beneficially owned: 647,140
(b)	Percent of class: 1.0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 647,140
	(iii)	Sole power to dispose or to direct the disposition of -0-

	(iv)	Shared power to dispose or to direct the disposition of 647,140
F. Sirios Overseas Fund II, Ltd.
(a)	Amount beneficially owned: 43,440
(b)	Percent of class: 0.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 43,440
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 43,440
G. Vitruvius SICAV
(a)	Amount beneficially owned: 58,180
(b)	Percent of class: 0.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 58,180
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 58,180
H. Sirios Capital Management, L.P.
(a)	Amount beneficially owned: 1,645,230
(b)	Percent of class: 2.6%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 1,645,230
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 1,645,230
I. Sirios Associates, L.L.C.
(a)	Amount beneficially owned: 1,645,230
(b)	Percent of class: 2.6%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 1,645,230

(iii) Sole power to dispose or to direct the disposition of -0-
(iv) Shared power to dispose or to direct the disposition of 1,645,230
J. John F. Brennan, Jr.
(a) Amount beneficially owned: 1,645,230
(b) Percent of class: 2.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0-
(ii) Shared power to vote or to direct the vote 1,645,230
(iii) Sole power to dispose or to direct the disposition of -0-
(iv) Shared power to dispose or to direct the disposition of 1,645,230

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 30th day of January, 2006

/s/ John F. Brennan

John F. Brennan, Jr., individually, and as sole managing
member of Sirios Associates, L.L.C., the general partner of
Sirios Capital Management, L.P., the investment manager of
Sirios Capital Partners, L.P., Sirios Capital Partners II, L.P.,
Sirios/QP Partners, L.P., Sirios Overseas Fund, Ltd., Sirios
Overseas Fund II, Ltd., and Sirios Focus Fund, L.P. and the
investment adviser of Vitruvius SICAV.

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of SunCom Wireless Holdings, Inc., and that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 30th day of January, 2006

/s/ John F. Brennan, Jr.

John F. Brennan, Jr., individually, and as sole managing
member of Sirios Associates, L.L.C., the general partner of
Sirios Capital Management, L.P., the investment manager of
Sirios Capital Partners, L.P., Sirios Capital Partners II, L.P.,
Sirios/QP Partners, L.P., Sirios Overseas Fund, Ltd., Sirios
Overseas Fund II, Ltd., and Sirios Focus Fund, L.P. and the
investment adviser of Vitruvius SICAV.